ETF OPPORTUNITIES TRUST 485BPOS

Exhibit 99(h)(30)

February 22, 2024
Board of Trustees
ETF Opportunities Trust
8370 Stony Point Parkway, Suite 205
Richmond, VA 23235

RE: ETF Opportunities Trust (the “Trust”) – Fee Waiver

Dear Trustees:

Please note that Kingsbarn Capital Management, LLC (“Adviser”) agrees to waive its investment advisory fee under the Investment Advisory Agreement between the Adviser and the Trust with respect to the Kingsbarn Tactical Bond ETF by 30 basis points (bps), from 125 bps to 95 bps from April 1, 2024 until approximately March 31, 2025.

Regards,

James J.Fowler
Chief Executive Officer
Chief Investment Officer
Kingsbarn Capital Management, Inc.

KINGSBARN.COM